

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

Via E-mail
Chad M. Carpenter
Chief Executive Officer
Reven Housing REIT, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, California 92037

>   **Re: Reven Housing REIT, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed September 4, 2014**
>   **File No. 333-196282**

Dear Mr. Carpenter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure beginning on page 47 regarding a proposed distribution and that your intended initial annual distribution rate has been established based on your estimate of cash available for distribution. We further note that you purchased nine homes as of January 10, 2013 and purchased 150 homes as of October 31, 2013. As you have not completed a full year of operations with significant operating properties and the average months remaining on your annual leases is 6.9 months, please provide a detailed analysis regarding your basis for a proposed distribution and your estimate of cash available for distribution. We may have further comment.

2.   We note your response to comment 3 of our letter dated June 23, 2014. We will continue to monitor for disclosure regarding the use of proceeds of this offering. To the extent that you do not identify assets to be acquired with the proceeds of the offering, we may have further comment.

3.   We note your response to comment 6 in our letter dated June 23, 2014 and that you have not provided the information required by Rule 8-06 of Regulation S-X for any of your 2012, 2013 and 2014 acquisitions of residential homes. Please write to the Division of Corporation Finance, Chief Accountant's Office (CF-OCA), regarding your analysis of these requirements and your inability to provide the Rule 8-06 financial information for these acquisitions and any newly consummated or probable acquisitions, if applicable.

Prospectus Summary

4.   We note your response to comment 8 of our letter dated June 23, 2014. We further note the revised disclosure that you determine the discount to replacement cost by comparing your costs per square foot to the national average based on the most recent construction survey conducted by the National Association of Homebuilders in 2011. Please briefly explain to us how you consider this survey to support a current discount to replacement cost or update, as applicable.

5.   With respect to your portfolio tables on pages 5 and 6, please revise to provide your average cost for each property and break out the purchase price and any initial renovation costs. To the extent that you have no initial renovation costs, please revise to clarify. In addition, please disclose the year of purchase.

6.   We note the organizational chart on page 9 and footnote (2). Please revise to clarify how the holdings of your existing stockholders total 100% and confirm that you will include the ownership percentages after giving effect to this offering.

Distribution Policy, page 47

7.   We note your response to comment 16 in our letter dated June 23, 2014 and your revisions to the table on page 48. Notwithstanding our comment above, please further revise to specifically disclose how you determined your estimate for capital and improvement costs. You note that it is based on management's experience; please clarify as we note that you have a limited operating history. Also, please revise your table to present the Reserve for capital and improvement costs as estimated cash flows used in investing activities.

Historical and Pro Form Financial Information, page 48

8.   We note your response to comment 20 in our letter dated June 23, 2014 and your revision to your filing. Please tell us your basis for including the 2013 and 2014 portfolio acquisitions in your pro forma statements of operations; we note that Rule 8-05 of Regulation S-X states that pro forma information should be included if the financial statements of a business acquired or to be acquired are presented. We note that you have only presented audited balance sheets for the acquisitions and that the historical income statements of the businesses acquired have been excluded. Please advise.

9.   Notwithstanding our comment above, please tell us why you believe the adjustments to rental income and rental expenses in your pro forma statements are factually supportable. Please address rental income and each type of rental expense separately (i.e., repairs and maintenance, property and liability insurance, property management fees, property taxes, leasing and turnover costs, and HOA and other). Discuss how you considered uncertainty of the outcomes related to these adjustments.

10.   We note your adjustment (e) to your Pro Forma Statement of Operations for the six months ended June 30, 2014 and your adjustment (f) to your Pro Forma Statement of Operations for the year ended December 31, 2014. It appears that the actual interest rates could vary from the interest rate depicted. Please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

11.   Please revise the discussion of your Other Data to clarify how impairments are considered in your FFO measure as well as NAREIT's definition of FFO.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

12.   We note your disclosure on page 26 that, as of July 31, 2014, you had 20 tenants that were behind in their rent. We note that this appears to be approximately 7% of your total portfolio. Please revise to discuss how you track such tenants, your underwriting criteria and whether you believe this is a trend. Also, tell us the impact these delinquencies have on your revenue recognition and accounts receivable balances, if any.

Proactive Asset Management, page 95

13.   Please revise to provide a description of your resident base, including some quantification and breakdown of resident characteristics, such as age range, income coverage, number of adults per home and household income.

Financial Statements

Consolidated Financial Statements for the year ended December 31, 2013, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-7

Property Acquisitions, page F-10

14.   We note your response to comment 34 in our letter dated June 23, 2014 and your revision to your filing. It appears that you capitalize acquisition related costs. Please tell us how

your accounting policy complies with paragraph 23 of ASC 805-10-25. Within your response, please tell us the amount of acquisition expenses incurred that have been capitalized for all periods presented.

15.   We note your response to comment 35 in our letter dated June 23, 2014. Please further explain how management determined that the value of acquired in-place lease intangibles is insignificant. In your response, tell us how you considered lost rental revenue and carrying costs during the time it would take to locate a tenant. Furthermore, please tell us what market participant characteristics you relied upon in your valuation. Please refer to ASC 805-20.

16.   We note your response to comment 35 in our letter dated June 23, 2014 which states that the purchase price of the homes was less than the indicated for-sale market price of a home to end-users. Please tell us how you concluded that you determined fair value using the principal or most advantageous market. Please refer to ASC 820-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Joseph Herz
         Greenberg Traurig, LLP
         Via E-mail